Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: January 27, 2004

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
PRESS RELEASE — ALTANA AG

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485) and dated September 24, 2003 (File No. 333-109074)

     This Report on Form 6-K contains:

–	Press Release of January 27, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: January 27, 2004	By:	/s/ Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

/s/ Rudolf Pietzke

		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press Release	ALTANA AG

Postfach 1244 61282 Bad Homburg v.d.H. Herbert-Quandt-Haus Corporate Communications Am Pilgerrain 15 61352 Bad Homburg v.d.H. Germany

T +49 (0) 6172 1712-160 F +49 (0) 6172 1712-158 PR@altana.de www.altana.com

ALTANA 2003: New record year; the eighth in succession

Profits climb by 10% and sales by 5% despite weak dollar; another dividend increase targeted

(Note: All figures mentioned in this press release are provisional and unaudited)

Bad Homburg, January 27, 2004 — ALTANA AG (NYSE: AAA, FSE: ALT), Bad Homburg, reported further unabated growth in 2003. Consolidated sales rose by 5% to achieve a new record high at €2.73 billion (2002: €2.61 billion). Adjusted for exchange rate and acquisition effects, operating sales increased by 12% in 2003. Sales revenues were particularly affected by the weak U.S. $, so that the double-digit growth rate in local currencies (+11%) translates as a single-digit value (+5%) when expressed in €.

“ALTANA successfully sustained its long-term forward growth throughout 2003. Our operating business is progressing well, generating double-digit growth rates as in past years. However, a strong Euro slowed down growth in sales and profits. And yet we have still managed to increase profitability by a double-digit figure for the eighth time in succession — the result of a long-term oriented corporate policy”, commented Dr. Nikolaus Schweickart, Chairman of the Management Board of ALTANA AG.

Strong international growth

Foreign subsidiaries and exports to third parties generated around 82% (2002: 81%) of total sales. International sales as a whole amounted to €2.25 billion, up 6% on the previous year’s figure. North America again reported the highest growth rate (10%), with sales totaling €857 million (2002: €779 million). European sales (excluding Germany) climbed 8% to €904 million (2002: €834 million). Domestic sales were down 2% to €481 million (2002: €490 million).

Investment and R&D expenditure maintained at high levels
 Investment (property, plant, equipment and intangible assets) totaled €237 million in 2003 (2002: €225 million). The investment ratio climbed to a high 9% as a result. ALTANA will continue to invest large sums for Research and Development to ensure the future of the business. ALTANA’s total R&D expenditure amounted to €412 million (2002: €369 million), the larger part of which (€375 million) was attributable to ALTANA Pharma (2002: €335 million). This means the research ratio is now 19%. Research spending also rose at ALTANA Chemie: at €37 million (2002: €34 million), this expenditure is now equivalent to 5% of Divisional sales.

New jobs
 ALTANA passed the 10,000 employee mark in 2003. At the end of the year, it employed around 10,400 people around the world, which is equivalent to an increase of 5% (2002: 9,853). Against the economic trend, ALTANA again created new jobs in Germany (+8%) and abroad (+4%). ALTANA now employs around 4,800 people in Germany and around 5,600 internationally. Further new jobs are planned in Germany and abroad during the current year.

ALTANA Pharma achieves sales of nearly €2 billion
 ALTANA Pharma AG, Constance, reported global sales of €1.98 billion for 2003, an increase of 6% (2002: €1.86 billion). Adjusted for exchange rate effects, there was substantial double-digit growth in operating sales, which climbed by 13%. Domestic sales fell by 4% to €375 million (2002: €390 million) as a result of the mandatory 6% rebate that now applies on innovative drugs in Germany. On the other hand, international business grew by 9% to reach €1.6 billion (2002: €1.5 billion). International revenues now account for 81% of total sales, i.e. two percentage points ahead of the previous year.

ALTANA Pharma further expanded its strategic core business, Therapeutics, achieving sales of €1.7 billion (2002: €1.6 billion) with prescription drugs. This is equivalent to an 87% share of total pharmaceutical sales (2002: 84%). The top product and No. 1 sales driver is Pantoprazole (Pantozol®/Protonix®), an innovative gastrointestinal drug that has achieved uninterrupted growth. Worldwide market sales of Pantoprazole — all sales partners included — rose to €2.35 billion in 2003, an increase of 17% (2002: €2.0 billion). ALTANA’s own sales of Pantoprazole climbed to €1.1 billion, up 15% on the previous year’s figure (2002: nearly €1 billion). Wyeth, our American sales partner, recorded sales of €1.3 billion with Protonix®, an increase of 17% (2002: €1.1 billion). Growth in sales in U.S. $ totals 40%. The Protonix® market share of PPI prescriptions in the United States rose above 20% for the first time in early 2004.

We expect to see Pantoprazole achieve further double-digit prescription growth during 2004. The sales growth curve is, however, slowly starting to flatten out due to the market situation, the sales volumes already achieved (€2.35 billion) and the impact of exchange rate effects. Expressed in €, ALTANA therefore anticipates high single-digit to modest double-digit growth in net sales.

Approval applications for Alvesco® in the United States and Japan
 Aventis, our partner in the United States, applied to the FDA for approval of the asthma drug Alvesco® (Ciclesonide) at the end of 2003. Teijin, the cooperation partner for the Japanese market, has submitted an application for approval for Alvesco® at the end of January 2004. The cooperation agreement with Teijin was signed in 1998 for marketing Alvesco® in Japan. Our subsidiary, ALTANA Pharma K.K., also commenced operations in Japan at the beginning of the year.

ALTANA Chemie with robust business
 Despite a difficult economic environment, ALTANA Chemie AG, Wesel, managed an increase in sales to €755 million in 2003, a rise of 1% (2002: €748 million). Whilst the negative impact of exchange rate effects held sales revenues down by as much as 5%, acquisitions accounted for a 3% increase. These acquisitions include, in particular, the takeover of Schenectady International’s Electrical Insulation business, the Division’s biggest acquisition to date. Adjusted for exchange rate and acquisition effects, operating growth at ALTANA Chemie was up by 3%.

At €106 million, domestic sales were up 7% on the previous year (2002: €100 million). Foreign sales totaled €649 million, around the same level as last year (2002: €648 million). International business accounts for 86% of total sales (2002: 87%). The largest sales driver was the Additives & Instruments business unit with €308 million (2002: €304 million), followed by Electrical Insulation with €225 million (2002: €223 million) and Coatings & Sealants with €222 million (2002: €221 million).

Growth in profits and dividend increase
 ALTANA expects to close 2003 with an increase of about 10% in consolidated pre-tax profit (EBT). Given that consolidated profit has risen more sharply than sales (5%), the return on sales will climb to over 21% to a new record level. A higher tax rate (approx. 42%) means that profit after tax (EAT) will increase by 3 to 5%.

“As in previous years, our shareholders will share fully in the positive profit trend. We therefore intend to propose another dividend increase at the Annual General Meeting, the eighth in succession”, commented Dr. Nikolaus Schweickart.

Outlook 2004
 Growth in sales and profit will continue in 2004. The extent of such growth will depend to a large degree on exchange rate developments. Investment and, in particular, research expenditure will be maintained at high levels.

Key figures 2003

			Change
ALTANA Group	2003(1)	2002	in %

Sales (in € million)	2,734	2,609	+5
Germany	481	490	-2
Abroad	2,253	2,119	+6
ALTANA Pharma	1,979	1,861	+6
ALTANA Chemie	755	748	+1
Number of employees (Dec. 31)	10,386	9,853	+5
Germany	4,816	4,478	+8
Abroad	5,570	5,375	+4
ALTANA Pharma	7,702	7,504	+3
ALTANA Chemie	2,618	2,299	+14
Investment (property, plant, equipment and intangible assets, in € million)	237	225	+5
ALTANA Pharma	140	147	-4
ALTANA Chemie	86	65	+31
R&D Expenditure (in € million)	412	369	+12
ALTANA Pharma	375	335	+12
ALTANA Chemie	37	34	+8

(1)	Provisional data

Dates

ALTANA will report in detail on its profit development and the 2003 annual financial statements at the Press Conference and the Analyst Meeting on March 18, 2004 in Bad Homburg.

The First Quarter Results will be published on April 29, 2004 combined with a Conference Call.

The ALTANA Annual General Meeting will take place on May 5, 2004 at the CongressCenter Messe in Frankfurt.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include unaudited results for the year 2003 as well as revenue and earnings projections for the year 2004 for the ALTANA Group, projections for an increase in dividends and market sales projections for Pantoprazole. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include the exchange rate of the Euro to foreign currencies, ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made..

This press release is also available on the Internet at www.altana.com.

For inquiries please contact:

Dr. Thomas Gauly	Investor Relations:
Head of Corporate Communications &	T +49 (0) 6172 1712-163
Investor Relations	T +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158

Media Relations:	Investor Relations USA:
T +49 (0) 6172 1712-160	T +1 212 974-98 00
T +49 (0) 6172 1712-168	F +1 212 974-61 90
F +49 (0) 6172 1712-158